RW

                                     OPTIMA
                               GLOBAL CORPORATION

April 9, 2002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Attn: Jeffrey B. Werbitt; John Reynolds
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Optima Global Corporation
     Withdrawal of Registration Statement on Form SB-2A
     File No. 333-55580

Dear Mr. Werbitt,

     Pursuant to a meeting by the Board of Directors, and Rule 477 of the
Securities Act of 1933, Optima Global Corporation hereby withdraws its
Registration Statement on Form SB2. The Board and the company's shareholders have determined that the company will benefit more by maintaining the current security holders.

     In conformity with this action, the security holders and board of directors affirm the following: no shares were ever offered or sold pursuant to the registration statement made under file no. 333-55580; no preliminary prospectuses were ever distributed; the shareholders have determined that no securities should be offered to the public at this time; and the withdrawal of the registration statement is consistent with the protection of investors.

     The registrant may undertake a subsequent private offering in reliance on
Securities Act Rule 155(c).

     Sincerely,

     /s/  Mark F. Stewart
     President, Optima Global Corporation

Cc: Andreas M. Kelly, PA, file

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